December 17, 2012

VIA EDGAR AND OVERNIGHT COURIER

Mr. Tom Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Empire State Realty Trust, Inc.

Empire State Realty OP, L.P.

Amendment No. 4 to Registration Statement on Form S-4

Filed November 2, 2012

File Nos. 333-179486; 333-179486-01

Dear Mr. Kluck:

On behalf of Empire State Realty Trust, Inc., a Maryland corporation (the “Company”) and Empire State Realty OP, L.P. (the “Operating Partnership”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 5 (“Form S-4 Amendment No. 5”) to the Registration Statement on Form S-4 (File Nos. 333-179486; 333-179486-01) of the Company and the Operating Partnership (the “Form S-4 Registration Statement”), and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 4, 2012.

For convenience of reference, each Staff comment contained in your December 4, 2012 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company and the Operating Partnership, as applicable.

We have provided to you five courtesy copies of the Form S-4 Amendment No. 5, filed by the Company and the Operating Partnership on the date hereof, and five copies of the Form S-4 Amendment No. 5 which are marked to reflect changes made to the Form S-4 Registration Statement filed with the Commission on November 2, 2012 (the “Marked Copies”). The changes reflected in the Form S-4 Amendment No. 5 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Form S-4 Registration Statement. All page references in our responses

December 17, 2012

are to the pages of the Marked Copies. Capitalized terms used and not otherwise defined in this response letter that are defined in the Form S-4 Registration Statement shall have the meanings set forth in the Form S-4 Registration Statement . Please note that references to “we,” “our” and “us” refer to the Company, the Operating Partnership or the supervisor, as applicable. Further, please note that all changes reflected in the Form S-4 Amendment No. 5 that are applicable to the Form S-11 Registration Statement will be made in a future amendment to the Form S-11 Registration Statement.

Responses to the Staff’s December 4, 2012 comment letter issued in connection with the Form S-4 Registration Statement

General

1.	The comments and page references below refer to the Form S-4 as filed on November 2, 2012. We have included below comments specific to the Form S-11, but to the extent the S-4 comments are also applicable to disclosure in the Form S-11, please revise the Form S-11 accordingly.

We acknowledge the Staff’s comment.

2.	You have added disclosure throughout the document that the enterprise value at the pricing of the IPO could be at a “material and substantial” discount to the aggregate exchange value. Please provide investors more detailed information regarding this valuation risk. For example, please:

•

Disclose on the cover page that participants will not know at the time of the consent the value of the securities that they can expect to receive and that the actual value may be significantly lower than the exchange value;

•	Provide a sensitivity analysis showing hypothetical per unit valuations based on a reasonable range of estimated IPO enterprise values;

•	Include on the cover page of the prospectus a cross reference to the sensitivity analysis; and

•

Confirm to us your acknowledgement that you will conduct a resolicitation of participants to the extent the eventual enterprise value is lower than the lowest enterprise value presented in the sensitivity analysis.

The cover page has been revised in accordance with the Staff’s comment.

As agreed to with the Staff on our conference call on December 4, 2012, we have revised the disclosure under “Questions and Answers about the Consolidation –

December 17, 2012

How was the value of my participation interest determined?” on page 6 of the Form S-4 prospectus to include a sensitivity analysis showing the value of the consideration per $10,000 original investment based on an illustrative range of enterprise values.

In the event that the value of the consideration per $10,000 original investment based on the IPO price were lower than the lowest enterprise value per $10,000 original investment set forth in the table on page 7 of the Form S-4 prospectus, we will discuss with the staff whether or not resolicitation is required before proceeding with the consolidation and IPO.

3.	We note your response to comment 18 of our letter dated August 31, 2012. Please revise your disclosure to inform security holders that, if changes to the disclosure are sufficiently material, or if the consolidation and IPO are significantly delayed, federal securities laws may require you to resolicit security holders.

We have revised the disclosure under the heading “The Consolidation – Subsequent Modifications to Offering Terms” on page 227 of the Form S-4 prospectus in response to your comment.

4.	In the first full paragraph on page 248, you cite as support for the 50/50 exchange value allocation between ESBA and ESBC the fact that, historically, agreements have been made to extend the operating leases. We note that on January 1, 2010, Malkin Holdings L.L.C., on behalf of Empire State Building Associates L.L.C., renewed the Master Lease of the Empire State Building for the second renewal term, and then consented to the exercise of early renewal options for an additional 42 years, commencing January 4, 2034. We also note that Section 4 of the Participating Agreement of ESBA requires consent of all participants to renew or modify the Master Lease. Please file the information related to this vote or explain how the renewals are consistent with the Participating Agreement if no vote was taken.

We advise supplementally the Staff that the renewals executed by the supervisor were renewals executed upon exercise by Empire State Building Company L.L.C. (“ESBC”) of renewal options granted pursuant to Article 20 of the original

December 17, 2012

operating lease, which is filed as an exhibit to the Form S-4 Registration Statement. Section 4 of the participating agreement of ESBA only requires consent for amendments of the operating lease. The restriction on renewals only applies to the Master Lease and not the operating lease. Since these options were provided for in the original operating lease, they are not covered by Section 4. The only action by the agents was to accept the early exercise of the options. While the agents consented to ESBC’s early exercise of the options, the exercise did not extend the term beyond that which was permitted under the original lease, did not involve either an amendment of the operating lease or renewal beyond any term to which it was already entitled. Accordingly the agents had the authority to take such actions without participant consent.

5.	Please disclose who owns the supervisor, Malkin Holdings, LLC.

The disclosures under the headings “Questions and Answers about the Consolidation – Who is the supervisor?,” “Summary – Background of and Reasons for the Consolidation – The Subject LLCs, the Private Entities and the Management Companies” and “Background of and Reasons for the Consolidation – Background of the Subject LLCs” on pages 10, 36 and 157 of the Form S-4 prospectus, respectively, have been revised to disclose the owners of the supervisor.

6.	Please include updated financial statements in your next amendment.

Updated financial statements are included in the Form S-4 Amendment No. 5.

Cover Page

7.	Please limit the cover page disclosure to information required by Item 501 of Regulation S-K and basic information regarding the proposals upon which investors are voting (e.g., summaries of the consolidation and the third party portfolio proposal, as well as a summary of the buyout provision).

The cover page has been revised as requested.

Questions and Answers about the Consolidation, page 1

8.

Please reorder the Q&A section so that investors can more easily understand what they will receive if they vote yes to the consolidation and the consolidation is approved. For example, after the first Q&A, “What am I being asked to approve,” please explain the consideration that an investor would receive such as in the Q&A on page 6 “What will I be entitled to receive if I vote “FOR” the consolidation …” It seems that the next Q&A should then disclose the possible valuation of that consideration as described in the Q&A on page 10 “How many operating partnership units and shares

December 17, 2012

of common stock will I be entitled to receive …” followed by the Q&A on page 8 “How was the value of my participation interest determined?” Please highlight the fact that investors will not know at the time of the vote the actual amount of consideration they will receive. Please also include a summary of your sensitivity analysis showing the hypothetical per unit valuations based on a reasonable range of estimated IPO enterprise values as similar to your chart on page 10.

The Q&A section has been revised as requested.

9.	Please add a Q&A that discusses the vote required for each proposal to be approved. Please clearly disclose that if any one of the three participation groups in ESBA votes “no,” the proposal will not be approved.

A new Q&A entitled “What is the required vote for the consolidation proposal and the third-party portfolio proposal?” has been added on page 17 of the Form S-4 prospectus, as requested.

Q: Who will pay transaction expenses…, page 6

10.	Please disclose proportionate expenses to date, as well as estimated expenses, for each subject LLC.

The disclosure under the heading “Questions and Answers about the Consolidation – Who will pay transaction expenses relating to the consolidation and the IPO if the consolidation closes and the IPO is consummated, and who will pay the transaction costs relating to the consolidation and the IPO if the consolidation does not close?” on page 9 of the Form S-4 prospectus has been revised as requested.

Q: Will I receive a distribution of cash from my subject LLC…, page 7

11.	Please discuss and quantify the impact on this distribution if a participant consents to the voluntary pro rata reimbursement program. Also, please clarify whether this distribution is taxable. To this end, we note your related disclosure on page 521. Please make similar revisions to your related disclosure on pages 55 and 192.

The disclosure under “Questions and Answers about the Consolidation – Will I receive a distribution of cash from my subject LLC at the closing of the consolidation,” “Summary – The Consolidation,” and “The Consolidation – Distributions” on pages 9, 59, and 215, respectively, of the Form S-4 prospectus has been revised as requested. Additionally, a table which includes the impact on the distribution to participants who consent to the voluntary pro rata reimbursement program has been added on page 232 to the Form S-4 prospectus.

December 17, 2012

Q: What will I be entitled to receive if I don’t vote “FOR” the consolidation…, page 6

12.	We note your disclosure that a participant may be bought out even if the consolidation is not consummated. We also note that the language in Section 7 of the Participating Agreement does not seem to contemplate whether a buyout would occur if the action ends up not being taken. Please advise us as to the basis of your position.

We supplementally advise the Staff that Section 7 provides for the buyout of a participant that has not given its consent if the requisite consent set forth in that section has been received. If the requisite consent of the participants in the participating group is received, the buyout is necessary to reach the 100% consent required under the participating agreements. Thus, the express language is based on receipt of consents to the proposal, not consummation. We believe the reference to consent and the absence of a condition as to consummation clearly indicates that the buyout is not conditioned on consummation. Under these circumstances, there is no reason for Section 7 to refer to consummation. It would not be possible to enter into a transaction that was approved, if the buyout was interpreted as conditioned on consummation. If that were the case the buyout (and therefore the approval) could only happen after the transaction was consummated, and it would not be possible to consummate a transaction on that basis since the 100% consent of the participating group to the transaction would not have been received.

Benefits of Participation in the Consolidation, page 39

Risk of Reduction in Distributions if Consolidation is Not Consummated, page 41

13.	Refer to the last sentence of the last full paragraph on page 41. Please explain the phrase “without having requested an extension of the term of the operating lease.” We note that on January 1, 2010, Malkin Holdings L.L.C., on behalf of Empire State Building Associates L.L.C., renewed the Lease and Sublease of the Empire State Building for the second renewal term and consented to early renewals for subsequent terms.

The phrase “without having requested an extension of the term of the operating lease” referred to an extension beyond the permitted extensions under the operating lease and such phrase, which appears under the headings “Summary – Benefits of Participation in the Consolidation,” “ – Alternatives to the Consolidation,” “Background of and Reasons for the Consolidation – The Supervisor’s Reasons for Proposing the Consolidation” and “ – Alternatives to the Consolidation” on pages 44, 80, 171 and 176 of the Form S-4 prospectus, respectively, has been revised accordingly. While ESBA acknowledged the renewal of the operating lease for the

December 17, 2012

first term and consented to an early renewal of the lease term for subsequent terms, the rights to these renewals were provided for in the original operating lease and did not extend the term beyond the date to which the lease could be extended at ESBC’s option under its original terms. See our response to the Staff’s comment 4 above.

The Consolidation, page 54

Principal Components of the Consolidation, page 54

The Consolidation, page 55

14.	Please reconcile the expected cash amounts to be received by the non-accredited investors in the private entities, $85 million, and by charitable organizations, $1.05 billion, to your disclosure in the pro forma financial statements, that such investors will receive $768 million in cash.

We advise the Staff supplementally that the $1.05 billion on page 62 of the Form S-4 prospectus under the heading “Summary – The Consolidation” refers to the exchange value to which charitable organizations are entitled, not the amount of cash that they will receive. As disclosed in the same section on page 62 of the Form S-4 prospectus, the amount of cash to which the charitable organizations are entitled is subject to cut back to the extent that there is not sufficient available cash. The amount shown in the pro forma financial statements is the estimate of the amount of cash that they will receive out of IPO proceeds.

15.	In the first full paragraph on page 59, please tell us whether the $400 million commitment agreement is enforceable and provide your analysis as to why you have not filed this as an exhibit under Item 601 of Regulation S-K. In addition, please clarify in the prospectus that the $800 secured revolving and term credit facility is in addition to the $500 million term loan already outstanding, which is disclosed on page 157. Also revise accordingly the risk factor on pages 130-131 to clarify that the $800 million credit facility will be in addition to the total consolidated indebtedness of approximately $1.08 billion upon completion of the IPO.

In response to the Staff’s comment, the Company has filed the commitment with Form S-4 Amendment No 5 with respect to the $400 million of availability under the secured revolving and term credit facility as an exhibit to the Form S-4 Amendment No. 5. This commitment is enforceable, subject to the satisfaction of certain conditions precedent.

The Company respectfully directs the Staff to the existing disclosures under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust, Inc. – Consolidated Indebtedness to be Outstanding After the IPO – Secured Revolving and Term Credit Facility” on page 362 of the Form S-4 prospectus where the Company states

December 17, 2012

its intention to fully repay its borrowings under the existing $500 million term loan currently secured by the Empire State Building using funds available under the new $800 million secured revolving and term credit facility. In further response to the Staff’s comment, the Company has clarified the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust, Inc. – Consolidated Indebtedness to be Outstanding After the IPO – Empire State Building Secured Term Loan” on page 361 of the Form S-4 prospectus to reflect that the borrowings outstanding under the $500 million term loan will be fully repaid.

In further response to the Staff’s comment, the Company has revised the disclosure accordingly in the risk factor entitled “The company’s outstanding indebtedness upon completion of the IPO reduces cash available for distribution and may expose the company to the risk of default under its debt obligations and may include covenants that restrict the company’s ability to pay dividends” on page 136 of the Form S-4 prospectus.

Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal, page 85

16.	We note the language on page 85 that the supervisor may extend the solicitation period for one or more proposals for one or more subject LLCs or participating groups without extending for others. Please advise us whether the solicitation period may be extended indefinitely under state law. Similarly, please advise us as to whether state law would allow for the possibility of ending the solicitation period for one or two participation groups once the requisite 80% consent has been received but then extending indefinitely the solicitation period for the other participation group(s) that have not yet reached the 80% threshold.

We supplementally advise the Staff that the consent process is governed by the participating agreements, which may be subject to New York general partnership law. The participating agreements do not limit the period of time when consents can be solicited and must be delivered and, therefore, there is no restriction on the solicitation period. Similarly, the New York general partnership law does not restrict the solicitation period for consents. Accordingly, there is no restriction under New York law on extending the solicitation period indefinitely. State law also includes no restriction on ending the solicitation period for one participating group and continuing the solicitation period for other participating groups. Each of the participating groups is under a separate participating agreement pursuant to which an agent holds interests for participants. The participants, by consenting, are authorizing that agent to act. Therefore there is no requirement under state law or contract that one participating group’s solicitation period be extended if another participating group’s solicitation period is extended.

December 17, 2012

Background of and Reasons for the Consolidation, page 151

17.	Please revise to include a discussion of the supervisor’s recent contact and agreements with investors. Please see Item 907(a) of Regulation S-K.

The disclosure under the heading “Background of and Reasons for the Consolidation – Chronology of the Consolidation” on page 166 of the Form S-4 prospectus has been revised in response to the Staff’s comment.

18.	Refer to footnotes (1), (4) and (6) of the chart on pages 153-154. Please disclose upon whose economic interest Malkin Holdings group is acting with respect to these interests, and disclose the amount of that economic interest.

As disclosed in footnotes (1) (4) and (6) of the chart under the headings “Summary – The Subject LLCs, the Private Entities and the Management Companies” and “Background of and Reasons for the Consolidation – Background of the Subject LLCs” on pages 37 and 158 of the Form S-4 prospectus, respectively, a member of the Malkin Holdings group is acting as either a trustee or agent with respect to those interests. The beneficiaries of the trust or participants for whom the member of the Malkin Holdings group acts as agent are unaffiliated third parties and the disclosure has been revised to so state. Additionally, the disclosure has been revised to reflect the exchange value of these interests.

Comparison of Distributions by the Subject LLCs and the Company, page 177

Comparison, page 177

19.	Please tell us, and disclose in your next amendment, how the estimated initial distribution numbers in the table appearing on page 177 were calculated, and reconcile these amounts to the estimated annual distributions disclosed in the table on page 181.

The estimated initial distributions were calculated based on the estimated annual distributions in the table on page 187 of the Form S-4 prospectus. This is addressed in footnote 1 to the table on page 183. We have revised footnote 1 to clarify this point. The following is an example of the calculation showing a reconciliation of the distribution numbers on page 183 and the estimated annual distribution on page 181:

Initial distributions of $5,866 for ESBA per $10,000 unit holder is computed as follows:

1)	Distribution on page 187 is $80,000.

December 17, 2012

2)	The company expects to have 441,634,690 shares of common stock outstanding on a fully diluted basis (calculated in accordance with footnote 1).

3)	Dividend per share of common stock on a fully dilute basis equals $.18 per share per annum.

4)	ESBA exchange value for $10,000 original investments is $323,803 or 32,380 shares of commons stock on a fully diluted basis.

5)	$32,380 x $.18 = $5,866.

Distributions by the Company, page 179

20.	With respect to your adjustments for cash flows used in investing activities, please include deductions for tenant improvements and leasing commissions contractually required in next 12 months for leases signed prior to the date of this prospectus and estimates of these costs for any leases you have assumed for purposes of this table will be renewed in the next 12 months. In addition, please include deductions for recurring capital expenditures based on the greater of your historical recurring capital expenditures (if available) or a reasonable estimate of your recurring capital expenditures over the next 12 months. Please also disclose how you characterize a capital expenditure as “recurring” for these purposes. For purposes of this table, you should not reduce the adjustments by any assumed financing. We would not object to footnote disclosure about your intention to use financing for any of these costs.

In response to the Staff’s comment, the Company has revised the tabular and footnote disclosure under the heading “Background and Reasons for the Consolidation – Distributions by the Company” on page 187 of the Form S-4 prospectus.

The Company supplementally advises the Staff, that the Company has not assumed any lease renewals for purposes of calculating its estimated distribution and therefore has not included in the distribution table either the cash flow or any expenses for tenant improvements and leasing commissions with respect to any estimated lease renewals in the next 12 months.

In further response to the Staff’s comment, the Company notes that it has characterized recurring capital expenditures as capital expenditures (excluding tenant improvements and leasing commissions) that are intended to maintain the Company’s properties and are not intended to be value enhancing capital improvements. The Company notes that it has not historically tracked capital expenditures as either recurring or non-recurring and, accordingly, it has included a reasonable estimate of the Company’s recurring capital expenditures over the next 12 months based on its historical capital expenditures. The Company has revised the tabular disclosure to include deductions for such recurring capital expenditures and certain tenant improvements and leasing commissions. In

December 17, 2012

accordance with a telephone conversation with the Staff on December 6, 2012, the Company has assumed financing with respect to non-recurring capital expenditures and tenant improvement costs associated with the Company’s renovation program as more fully described in the revised footnotes to the table.

21.	With respect to your adjustment for scheduled loan principal repayments, please clarify in your footnote whether refinancings have been assumed for debt maturing during the next 12 months.

In response to the Staff’s comment, the Company has revised the footnote disclosure to the table under the heading “Background and Reasons for the Consolidation – Distributions by the Company” on page 187 of the Form S-4 prospectus.

Third-Party Portfolio Proposal, page 221

22.	Please disclose whether you are undertaking or engaged in any current negotiations with respect to a third-party portfolio transaction, and whether you have an agreement in principle with any party that relates to such a transaction, whether written or oral. Please also revise your disclosure in the fourth paragraph on page 222 to indicate that you will provide information to security holders regarding offers received during the solicitation period. Alternatively, you may provide an analysis as to why you believe that this information would not be material to security holders within the meaning of Rule 14a-9.

We have revised the disclosure under the heading “Third-Party Portfolio Proposal” on pages 228 and 230 of the Form S-4 prospectus in accordance with your comment. With respect to the comment in the second sentence, we have included disclosure that we will provide information as to bona fide offers. We view bona fide offers as offers from a third party that provide adequate details as to the offer and appears to have the ability and financial resources or the ability to access the financial resources to complete the transaction. We do not believe that it would be misleading under Rule 14a-9 to not provide information as to an offer that is not bona fide under these terms, because such an offer does not reflect a transaction that has any real possibility of being completed or constitute material information. Please note that we have not received any offer of any kind.

23.	Please disclose, if true, that any third party portfolio transaction will not include any purchase price adjustments, earn-outs, or any other similar or contingent payments.

The disclosure under the headings “Summary – Third-Party Portfolio Transaction” and “Third-Party Portfolio Proposal” on pages 47 and 228 of the Form S-4 prospectus, respectively, has been revised as requested.

December 17, 2012

24.	Please disclose clearly that security holders will be providing their consent to a third party portfolio transaction without any knowledge regarding: the negotiation or solicitation of competing transactions; termination provisions and termination fees; tax matters and accounting treatment; non-competition and non-solicitation provisions; financing provisions; or the identity of the buyer.

The disclosure under the heading “Third-Party Portfolio Proposal” on page 229 of the Form S-4 prospectus has been revised as requested.

25.	Disclosure indicates that the third party portfolio transaction could be “for the portfolio as a whole,” but also, in certain circumstances, for only a portion of the portfolio. Please disclose whether there is any minimum limitation on the sale process, or if, for instance, the sale could pertain only to the assets of a single subject LLC.

We advise the Staff supplementally that the disclosure under the heading “Third-Party Portfolio Proposal” on page 228 of the Form S-4 prospectus provides that the third-party portfolio proposal must include all properties except for properties excluded because the participants did not approve the third party portfolio proposal or which are excluded due to failure to meet customary conditions. Such disclosure has been modified to state that a third-party portfolio transaction can only include less than all of the properties under these circumstances.

26.	Please clearly disclose and emphasize that the final transaction, as agreed to by the supervisor within the described restrictions, will not be subject to further approval or action by security holders.

The disclosure under the heading “Third-Party Portfolio Proposal” on page 229 of the Form S-4 prospectus has been revised as requested.

27.

Please disclose the projected time frame for the distribution of cash and/or securities to participants, and the subsequent liquidation, in the context of both the third party portfolio proposal and the consolidation/IPO. Please also disclose the material terms of the proposed liquidation proposal, including any provisions for the payment of outstanding claims and/or the escrow of funds with respect thereto. Please also set out the liquidation as a separate proposal on your form of consent, and provide a separate section in your document containing complete disclosure regarding the liquidation process,

December 17, 2012

or advise. See Rule 14a-4(a)(3) and the Fifth Supplement to the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations (published September 2004).

We advise the Staff that the agents (who are associated with Malkin Holdings LLC) have the authority to consent to the liquidation of the subject LLCs without the consent of the participants. Therefore, there is no need under the operative documents to have a proposal that the participants approve the liquidation of the subject LLCs.

Under the participating agreements, the agents have the authority to take all actions as members of the subject LLCs, except as to matters which require the consent of the participants. Liquidation of the subject LLCs is not one of the items for which consent of the participants is required. The participating agreement also specifically provides that the agents have the power to dissolve the limited liability company without the consent of the participants. Accordingly, since no participant vote is required, a separate proposal as to approval of the liquidation is not required under Rule 14a-4(a)(3) and The Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (Fifth Supplement, September 2004) (the “Fifth Supplement”). The disclosure under “Third-Party Portfolio Proposal” on page 229 of the Form S-4 prospectus has been revised to provide that the liquidation does not require consent of the participants.

28.	We note your disclosure that the Malkin Family will have the right to elect to receive securities only on the same proportional basis as other participants. Please tell us, with a view towards revised disclosure, whether the same will be true for all other affiliates of, and investors in, the consolidated entities.

The disclosure under the headings “Summary – Third-Party Portfolio Transaction” and “Third-Party Portfolio Proposal” on pages 47 and 228 of the Form S-4 prospectus, respectively, has been revised as requested.

29.

In the first bullet point on the top of page 222, please make clear that no other affiliate of any constituent entity will be an affiliate, employee, etc. of the acquiror, or any of its affiliates or subsidiaries, either before or after the

December 17, 2012

closing, or advise security holders of the risk of the application of Rule 13e-3 to the transaction. See Interpretative Responses 201.05 and 201.06 in the Compliance and Disclosure Interpretations relating to Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3. We also note in this regard the disclosure in the third full paragraph on page 222, which could implicate Rule 13e-3. Also in this first bullet point, please disclose that no such person will receive any compensation or any other consideration from the acquiror or any of its subsidiaries or affiliates, or advise.

The first bullet point on page 229 of the Form S-4 prospectus under the heading “Third-Party Portfolio Proposal” has been revised as requested. We supplementally confirm to you that we understand that there are circumstances in which the disclosure in the sixth full paragraph on page 229 of the Form S-4 prospectus could implicate Rule 13e-3, but we believe that it will be possible to structure the transaction so that these circumstances will not be applicable.

30.	Please disclose how you will ensure that the Malkin Family, in particular, will not be affiliates of the acquiror, if they take an equity interest in the acquiror.

The disclosure under the heading “Third-Party Portfolio Proposal” on page 229 of the Form S-4 prospectus has been revised to state the way in which we will ensure that the Malkin Family will not be affiliates of the acquiror will depend on the circumstances of the transaction.

31.	Please disclose, if accurate, that unlike with respect to the proposed consolidation, it is not possible to calculate estimated distributions.

The disclosure under the heading “Third-Party Portfolio Proposal” on page 230 of the Form S-4 prospectus has been revised as requested.

32.	Please disclose whether the 10% voluntary capital overrides will be triggered by a sale to a third party.

The disclosure under the heading “Third-Party Portfolio Proposal” on page 229 of the Form S-4 prospectus has been revised to state that the 10% voluntary capital overrides and the override payable by 60 East 42nd St. Associates L.L.C. will be triggered by a third-party portfolio sale.

December 17, 2012

Fairness Opinion, page 238

33.	We note that Duff & Phelps’s opinion will reflect financial information dated at least 6 months prior to security holder action, and that consents will be obtained subsequent to the fiscal year end. Please disclose whether any material changes in the subject LLCs’ operations, performance or in any of the projections or assumptions upon which Duff & Phelps based its opinion have occurred since June 30, 2012 or are anticipated to occur before expiration of the solicitation.

The Company has revised the disclosure under “Reports, Opinions and Appraisals – General” on page 235 in response to the Staff’s comment.

Appraised Value of the Management Companies, page 249

34.	We note your response to comment 23 from our letter dated August 31, 2012. It is our understanding that, at least in the case of ESBA, there are two different types of overrides – voluntary capital transaction overrides and a second type of override, which is payable pursuant to the original offering documents and provides the supervisor the right to receive certain additional payments, including a payment equal to 6% of any distributions of overage rent received. Your response to comment 23 speaks to the former (i.e., the voluntary capital transaction override); we were focused on the latter. We note from your disclosure on page 249 that the appraised value of the management companies contemplates unpaid cash overrides that are accrued but unpaid. Please clarify for us whether future overrides were considered with respect to the appraised value of the management companies.

We advise the Staff supplementally that the future payments equal to 6% of distributions pursuant to the original offering documents were not taken into account in determining the appraised value of the management companies. The only portion of these overrides that was taken into account were those that were accrued and unpaid.

35.	We note your disclosure on page 249 that the increases in fees payable to the supervisor “could have increased the appraised value of the supervisor…[emphasis added].” It seems that this fee increase would have necessarily increased the appraised value, since the value was calculated based on discounted cash flow. Please revise or advise. In addition, please quantify the amount of the fee before and after the increase, disclose when the increase took place and how (e.g., pursuant to a shareholder vote?).

The disclosure under the heading “Exchange Value and Allocation of Operating Partnership Units and Common Stock – Appraised Value of the Management Companies” on page 258 of the Form S-4 prospectus has been revised as requested.

December 17, 2012

Legal Proceedings, page 442

36.	Please briefly describe the terms of the settlement, including the amount of the settlement and the portion that must be paid in cash, in the summary section. Please also file the settlement agreement or tell us why it is not appropriate.

A new section has been added to the Summary section under the heading “ – Settlement of Class Action” on page 47 of the Form S-4 prospectus. We supplementally advise the Staff that the settlement agreement was filed as exhibit 99.60 to Amendment No. 4 to the Registration Statement on Form S-4 and as exhibit 99.1 to Amendment No. 3 to the Registration Statement on Form S-11.

U.S. Federal Income Tax Consequences of the Consolidation, page 517

37.	Please discuss any tax implications that may arise when an investor converts OPUs into Class A shares.

We supplementally advise the Staff that this disclosure is included on page 566 under the heading “Tax Treatment of Redemption of the Operating Partnership Units.” In particular, the second paragraph of this section describes the tax consequences of exchanging OP units with the Company for shares of class A common stock.

Unaudited Pro Forma Financial Information, page F-5

38.	We note that you have made pro forma adjustments for the LTIP units you expect to grant to independent directors, officers and certain other employees upon completion of the IPO. Please tell us how you determined this adjustment was factually supportable as required by Article 11 of Regulation S-X. In this regard, we note that the disclosure throughout your filing states that you may issue these units and/or that you intend to issue these units.

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company’s board of directors will have approved prior to our filing of Form S-4 Amendment No. 5 the grants of LTIP Units and/or restricted Class A common stock to the Company’s independent directors, officers and certain other employees upon completion of the IPO referred to in the From S-4 prospectus. Accordingly, the Company believes these grants are factually supportable. Additionally, we have amended footnote (II) to the pro forma condensed consolidated statements of income to state that the Company’s board of directors has approved such grants.

December 17, 2012

2. Adjustments to the Pro Forma Condensed Consolidated Statements of income (in thousands except per share amounts), page F-26

Adjustment (CC)(6), page F-32

39.	Please expand this footnote to show how you calculated the adjustments to depreciation and amortization.

We have revised the disclosure for “Adjustment (CC)(6)” in accordance with the Staff’s comment.

Adjustment (KK), page F-33

40.	Please expand your disclosure to discuss the interest rates used in your calculations and the basis for the interest rates.

We have revised the disclosure for “Adjustment (KK)” to include the stated interest rates for the previous mortgage note payable agreement and the replacement mortgage note payable agreement.

Adjustment (RR), page F-34

41.	We note the revisions to your pro forma information regarding roll-up expenses and that you have determined roll-up expenses to include formation transaction costs and incremental internal pre-formation costs incurred and expensed in connection with the consolidation and IPO. You also disclose that you did not include other incremental costs incurred in connection with the consolidation and IPO. Please tell us and disclose your basis for not including these other costs. Also, please explain in your disclosure how the amounts you determined to be roll-up expenses relate to the expenses disclosed on page 263, and please quantitatively reconcile the amounts for us in your response.

In response to the Staff’s comment, we have revised “Adjustment (RR)” to delete the sentence “It does not include other incremental costs incurred in connection with the consolidation and IPO” since the roll-up expenses adjustment does include all of the Predecessor’s costs related the consolidation and IPO that are included in its statements of income.

December 17, 2012

The following table reconciles the amounts in “Adjustment (RR)” to the expenses disclosed on page 272 of the Form S-4 prospectus. We will revise “Adjustment (RR)” to include an updated table for the September 30, 2012 pro forma financial statements.

	YTD June 30, 2012	2011	2010	Total
Predecessor
Roll-up expenses:
Formation transaction expenses (1)	$723,000	$2,845,000	$807,000	$4,375,000
Marketing, general, and administrative expenses (2)	646,000	1,807,000	499,000	2,952,000

Total roll-up expenses	1,369,000	4,652,000	1,306,000	7,327,000
Deferred offering costs (balance sheet) (3)	6,782,000	10,429,000	3,083,000	20,294,000
Non-controlled entities and option properties
Marketing, general, and administrative expenses	552,000	1,550,000	380,000	2,482,000
Acquisition expense	6,393,000	11,402,000	3,317,000	21,112,000

Total all entities	$15,096,000	$28,033,000	$8,086,000	$51,215,000

(1)	Agrees to the Predecessor’s statements of income for the respective years.
(2)	Included within Marketing, general, and administrative expenses in the Predecessor’s statements of income for the respective years.
(3)	The table shows the amounts deferred in each respective year for a total of $20.3 million deferred and recorded on the Predecessor’s balance sheet as of June 30, 2012.

Exhibits

42.	We note that the signatories have been left off of two participation agreements, filed as exhibits 99.3 and 99.17. Please file the full agreements, or, to the extent you seek to maintain confidentiality of the signatories, please file an application for confidential treatment related to these exhibits or advise.

We advise the Staff that the full participation agreements with signatures have been re-filed with Form S-4 Amendment No. 5 as exhibits 99.3 and 99.17.

Form S-11

The Company, page 1

43.	Refer to the last sentence of the carryover paragraph on page 2. Please quantify the anticipated breakdown of operating cash flow and borrowings that will be used to fund capital improvements, if known.

We supplementally advise the Staff that the anticipated breakdown of operating cash flow and borrowings as sources of funding for these capital improvements is not known at this time. The Company anticipates funding a substantial portion of the capital improvement costs with its estimated new credit facility and term loan and the remainder, if any, with operating cash flow. However, liquidity is fungible and it will need to consider many factors (such as available cash on hand, amounts outstanding under the facility, availability of other liquidity sources, other liquidity needs and cost of capital) as each required expenditure is required to determine which liquidity source to use.

December 17, 2012

Manhattan Office Market, page 3

44.	We note your revised disclosure in this section. Please define “Class B/C space” or provide a cross reference to a description.

In response to the Staff’s comment, the Company has revised the footnote disclosure to the table under the heading “Economic and Market Overview – Office Markets – Outlook” on page 377 of the Form S-4 prospectus. In further response to the Staff’s comment, the Company supplementally advises the Staff that it will revise the disclosure in a subsequent amendment to the Form S-11 prospectus accordingly.

Our outstanding indebtedness upon completion of this offering…, page 40

45.	We note your revised disclosure, which indicates that your credit facilities are expected to include covenants which may restrict your ability to pay dividends if you fail to meet certain tests. Please expand upon this disclosure to describe the expected covenants and tests, to the extent known.

In response to the Staff’s comments, the Company respectfully directs the Staff to the existing disclosure of the financial covenants and events of default under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Consolidated Indebtedness to be Outstanding After This Offering – Secured Revolving and Term Credit Facility” on page 117 of the Form S-11 prospectus. In further response to the Staff’s comment, the Company supplementally advises the Staff that it will revise the risk factor entitled “Our outstanding indebtedness upon completion of this offering reduces cash available for distribution and may expose us to the risk of default under our debt obligations and may include covenants that restrict our ability to pay dividends” to include a cross reference to this disclosure in a subsequent amendment to the Form S-11 prospectus.

Underwriting, page 302

46.	Please discuss and quantify in this section any use of proceeds going to an affiliate of your underwriter. We note from your disclosure in the Use of Proceeds section on page 68 that you intend to use offering proceeds to pay costs of the expected new secured revolving and term credit facility.

In response to the Staff’s comment, the Company supplementally advises the Staff that it will revise the disclosure in a subsequent amendment to the Form S-11 prospectus.

December 17, 2012

Part II

Item 33. Recent Sales of Unregistered Securities, page 11-1

47.	We note your disclosure in this section, which relies on the exemption provided by Section 4(2). However, your disclosure in the carryover paragraph at the top of page 13 indicates that you may have relied upon an exemption from registration provided by Regulation D of the Securities Act with respect to the formation transactions. Please revise your disclosure in this section to provide the details regarding any exemptions under Regulation D upon which you relied or advise.

In response to the Staff’s comment, the Company supplementally advises the Staff that it will revise the disclosure under Item 33 in a subsequent amendment to the Form S-11 registration statement to include the following: “The issuance of such operating partnership units and common stock will be effected in reliance upon an exemption from registration provided by Section 4(2) under the Securities Act and pursuant to Rule 506 of Regulation D of the Securities Act.”

We thank you for your prompt attention to this letter responding to the comment letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to Larry Medvinsky at (212) 878-8149 or Steven Fishman at (212) 969-3025.

Yours truly,

/s/ Larry Medvinksy
Larry Medvinsky
Clifford Chance US LLP

/s/ Steven Fishman
Steven Fishman
Proskauer Rose LLP

cc:	Anthony E. Malkin

Eric McPhee

Jessica Barberich

Angela McHale

David L. Orlic